Filed by:  Dollar Thrifty Automotive Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14d-9(a)(2) under the Securities Exchange Act of 1934
Subject Company:  Dollar Thrifty Automotive Group, Inc.
Subject Company’s Commission File No.:  1-13647

The following email was sent on behalf of Scott Thompson, Chief Executive Officer and President of Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”), to employees of Dollar Thrifty on May 13, 2011.

Sent on behalf of Scott Thompson . . .

Today, Dollar Thrifty (DTG) announced that we have signed an agreement with Hertz to cooperate with them in their efforts to pursue FTC approval to acquire DTG.  This agreement is no different than the agreement signed with Avis Budget in October of 2010 and is not an agreement to sell the company.  We have only agreed to provide Hertz certain information about Dollar Thrifty that may be requested by the FTC.  Our Board believes we have a fiduciary duty to provide Hertz and Avis Budget equal information.  We also continue to work with Avis Budget on their efforts to obtain regulatory approval.   At this time:

•	Neither company has regulatory approval
•	Neither company has obtained Dollar Thrifty’s board approval
•	Neither company has shareholder approval

I am committed to keeping you informed as timely and as accurately as possible.  This journey that will likely be played out in the press and the noise level may get high.  Focus on the three items above and don’t get too focused on other issues.

Scott

Forward Looking Statements
Certain statements contained herein constitute forward-looking statements. These statements are based on the current expectations and beliefs of Dollar Thrifty and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements.  There can be no assurance on the timing or outcome of the efforts to secure antitrust regulatory clearance for a transaction with either Hertz or Avis Budget, that any agreement with respect to such a transaction will be reached, that any such transaction will be consummated, or as to the timing or terms thereof.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  Risks, uncertainties and assumptions include the possibility that (1) Hertz or Avis Budget may be unable to obtain required regulatory approvals or may be required to accept conditions that could reduce the anticipated benefits of their respective proposed transactions as a condition to obtaining regulatory approvals; (2) Dollar Thrifty stockholders may not tender a sufficient number of shares into the Hertz exchange offer or Hertz may otherwise be unable to consummate its proposed exchange offer or any transaction with Dollar Thrifty; (3) there is no assurance that Avis Budget will enter into a merger agreement with Dollar Thrifty or that any transaction with Avis Budget will be consummated (4) the length of time necessary to consummate a transaction with either Hertz or Avis Budget may be longer than anticipated; (5) problems may arise in successfully integrating the businesses of Hertz and Dollar Thrifty or Avis Budget and Dollar Thrifty and Hertz or Avis Budget may not realize its anticipated synergies and other benefits following their respective proposed transaction; (6) either proposed transaction may involve unexpected costs; (7) the Avis Budget, Hertz and Dollar Thrifty businesses may suffer as a result of uncertainty surrounding the proposed transactions.  Additional risks, uncertainties and assumptions affecting the businesses of each of Avis Budget, Dollar Thrifty and Hertz can be found in their respective filings with the Securities and Exchange Commission (“SEC”).  Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Avis Budget, Hertz and Dollar Thrifty.  Dollar Thrifty assumes no obligation and expressly disclaims any duty to update the information contained herein except as required by law.

Important Information for Investors and Stockholders
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This press release relates to a potential transaction involving Dollar Thrifty, which is the subject of a registration statement filed by Hertz with the SEC and may be the subject of a registration statement and/or proxy statement that may be filed by Avis Budget with the SEC.  This material is not a substitute for any documents that Dollar Thrifty, Hertz or Avis Budget may file with the SEC or send to Dollar Thrifty stockholders.  Dollar Thrifty will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC within 10 business days following commencement of Hertz’s exchange offer for all outstanding shares of Dollar Thrifty common stock.

INVESTORS AND STOCKHOLDERS OF DOLLAR THRIFTY ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and stockholders of Dollar Thrifty will be able to obtain free copies of the Solicitation/Recommendation Statement and other documents containing important information about Dollar Thrifty once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Dollar Thrifty will be available free of charge on Dollar Thrifty’s internet website at www.dtag.com or by contacting Dollar Thrifty’s Investor Relations Department at 918-669-2119.